Exhibit 99.74

Bitfarms Announces the Deployment of 1,000 Whatsminer Rigs and the Acquisition of 3,000 Additional Miners, in line with Increasing Bitcoin Demand; Grant of Stock Options

BROSSARD, Québec--(BUSINESS WIRE)--December 22, 2020--Bitfarms Ltd. (“Bitfarms”, or the “Company”) (TSXV: BITF), one of the largest and most cost-effective public bitcoin mining operations in the world, recently deployed 1,000 new Whatsminer M31S mining rigs, and placed an order for an additional 3,000 Whatsminer M31S+ miners scheduled for delivery in late February 2021, to significantly boost computing power and drive the rapid growth of the global decentralized financial economy.

The 1,000 new M31S miners were deployed last week at one of Bitfarms’ high-power data centres, adding 74 petahash (“PH”) of computing power, thus increasing Bitfarms’ total operating hashrate to over 965 PH.

The addition of 3,000 new WhatsMiner M31S+ miners, when deployed, will increase Bitfarms’ output to over 1.2 exahash (“EH”), a significant step towards Bitfarms’ previously announced corporate target of 3 EH.

Demand for Bitcoin has never been higher, with the price recently topping US$24,000. By providing the computing power needed to produce new Bitcoin, miners such as Bitfarms are providing an essential service to the global decentralized financial economy.

“The Bitcoin mining sector has been tremendously exciting following the increase of Bitcoin prices since early October, and in particular thanks to the unprecedented peaks in price we’ve seen over the last week. The role, we as bitcoin miners have to play in this industry, is completely essential, and it is with great excitement that we are able to announce this expansion to our computing power,” said Emiliano Grodzki, Interim Chief Executive Officer of Bitfarms.

The addition of over 6,000 new generation miners over the past 6 months, combined with recent bitcoin price increase, has improved the Company’s “gross mining margin” * to approximately 68%.

By late February 2021, management forecasts computing power-to-electricity efficiency ratio to improve by 1.7%, from ~17.8 PH/MW to ~18.1 PH/MW. Bitfarms remains one of the largest and lowest cost producers of Bitcoin amongst publicly traded Bitcoin mining companies in the world.

In addition, Bitfarms announces the grant of 1,624,600 management incentive options to directors, officers, employees and consultants in accordance with the Company’s Stock Option Plan. The options have a term of five years with an exercise price of $1.76 per share, and are subject to vesting requirements.

About Bitfarms Ltd.

Bitfarms is one of the largest public bitcoin mining operations in the world and is listed on the TSX-V. Founded in 2017 it has 5 industrial scale facilities across Quebec, Canada and is responsible for approximately 1% of the entire Bitcoin mining industry and daily Bitcoin mined. Bitfarms run vertically integrated mining operations with onsite technical repair, data analytics and engineers to deliver the computing power needed to drive the rapid growth of the global decentralized financial economy.

To learn more about Bitfarms’ events, developments and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/

https://twitter.com/Bitfarms_io

https://www.instagram.com/bitfarms/

https://www.linkedin.com/company/bitfarms/

*	Gross mining margin is defined as the percentage obtained when dividing Gross mining profit by mining-related revenue.

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” within the meaning of applicable Canadian securities laws that are based on expectations, estimates and projections as at the date of this news release. The information in this release about future plans and objectives of the Company, are forward-looking information. Other forward-looking information includes but is not limited to information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment of cryptocurrency in the Provinces of Canada.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on reasonable assumptions and estimates of management of the Company at the time it was made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors which could impact future results of the business of Bitfarms include but are not limited to: the construction and operation of blockchain infrastructure may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the Province of Québec, the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and there will be no regulation or law that will prevent Bitfarms from operating its business. The Company has also assumed that no significant events occur outside of the Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.

Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Contacts

For corporate inquiries:

Geoff Morphy

gmorphy@bitfarms.com

For media inquiries:

Ellis Ballard

ellis@yapglobal.com

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